SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                   (Under the Securities Exchange Act of 1934)

                       Energroup Technologies Corporation
                                (Name of Issuer)

                               Common Voting Stock
                         (Title of Class of Securities)

                                   29266A 20 4
                                 (Cusip Number)

Thomas Howells, 5525 South 900 East, Suite 110, Salt Lake City, UT 84117, (801) 262-8844 (Name, Address and Telephone Number of Person Authorized to Receive Notices)

                               September 24, 1999
             (Date of Event which Requires Filing of this Statement)


1. James Doolin, Alycia Anthony and Jenson Services, Inc.

2. (a) X (b) __ .

3. __________________________________________________________
                           (SEC use only)

4. WC

5. None; Not Applicable

6. Utah

Number of Shares           7.  Sole Voting Power,  James Doolin: 500,000, Alycia
Beneficially Owned             Anthony: 500,000, Jenson Services, Inc.:2,480,500
By each reporting person

                           8.  Shared Voting Power, Duane S. Jenson and
                               Jenson Services, Inc. 2,480,500.*

                           9. Sole Dispositive Power, James Doolin: 500,000, Alycia Anthony: 500,000, Jenson Services, Inc.:
                               2,480,500.

                           10. Shared Dispositive Power, Duane S. Jenson and
                               Jenson Services, Inc. 2,480,500.*

*Duane S. Jenson may be deemed the beneficial owner or these shares due to his relationship with Jenson Services, Inc. Mr. Duane S. Jenson is President and owner of Jenson Services, Inc.

11.    James Doolin                                           500,000

       Alycia Anthony                                         500,000

       Jenson Services, Inc.                                  2,480,500*
       Total Share Beneficially
       Owned by
       Mr. Duane S. Jenson                                    2,480,500

*Duane S. Jenson may be deemed the beneficial owner of these shares due to his relationship with Jenson Services, Inc. Mr. Duane S. Jenson is President and owner of Jenson Services, Inc.


12.___ ( No shares are excluded in the numerical or percentage computations herein.)

13.   95%

      James Doolin, IN.

      Alycia Anthony, IN.

      Jenson Services, Inc., CO.

      Duane S. Jenson, IN.

Item 1. Energroup Technologies Corp., a Utah corporation SEC File No. 2-97007-D (the "Company"); 5525 South 900 East, Suite 110, Salt Lake City, Utah, 84117, $0.001 par value common voting stock.

Item 2. (a) James Doolin

        (b) 5 Pepperwood Drive, Sandy, UT 84092

        (c) Financial Analyst, Jenson Services, Inc.

        (d) None; Not Applicable

        (e) None; Not Applicable

        (f) U.S.

Item 3.  Working Capital.

Item 4.  The purpose of the transaction was investment only.

Item 5. (a) James Doolin 500,000

        (b) Sole Voting Power, James Doolin: 500,000 shares;
             Shared Voting Power, James Doolin: 500,000 shares;
             Sole Dispositive Power, James Doolin: 500,000 shares; Shared Dispositive Power, James Doolin: 500,000 shares.

        (c) None.

        (d) None, not applicable.

        (e) None, not applicable.

Item 6.  None.

Item 7.  Not applicable.

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this information set forth in this statement is true, complete and correct.




Dated: 2/17/00                                       /S/JAMES DOOLIN
                                                     James Doolin

Item 1. Energroup Technologies Corp., a Utah corporation SEC File No. 2-97007-D(the "Company"); 5525 South 900 East, Suite 110, Salt Lake City, Utah, 84117, $0.001 par value common voting stock.

Item 2.  (a) Alycia Anthony

         (b) 941 East 3665 South, Salt Lake City, UT 84106.

         (c) Consultant, KPMG, consulting firm.

         (d) None; Not Applicable

         (e) None; Not Applicable

         (f) U.S.

Item 3.  Working Capital.

Item 4.  The purpose of the transaction was investment only.

Item 5.  (a) Alycia Anthony 500,000

         (b) Sole Voting Power, Alycia Anthony: 500,000 shares;
              Shared Voting Power, Alycia Anthony: 500,000 shares;
              Sole Dispositive Power, Alycia Anthony: 500,000 shares; Shared Dispositive Power, Alycia Anthony: 500,000 shares.

         (c) None.

         (d) None, not applicable.

         (e) None, not applicable.

Item 6.   None.

Item 7.   Not applicable.

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this information set forth in this statement is true, complete and correct.




Dated:  2/17/00                                      /S/ALYCIA ANTHONY
                                                     Alycia Anthony

Item 1. Energroup Technologies Corp., a Utah corporation SEC File No. 2-97007-D (the "Company"); 5525 South 900 East, Suite 110, Salt Lake City, Utah, 84117, $0.001 par value common voting stock.

Item 2. (a) Jenson Services, Inc., a Utah corporation,  and Duane S. Jenson. Mr.
            Duane S. Jenson is President and owner of Jenson Services, Inc.

        (b) 5525 South 900 East, Suite 110, Salt Lake City, UT, 84117

        (c) Same as (b).

        (d) None; Not Applicable

        (e) None; Not Applicable

        (f) U.S.

Item 3. Working Capital.

Item 4. The purpose of the transaction was investment only.

Item 5. (a) Jenson Services, Inc.                          2,480,500
             Duane S. Jenson                                       0
             Total Shares beneficially
             Owned by Duane S. Jenson                      2,480,500

        (b) Sole Voting Power, Duane S. Jenson : 2,480,500 shares; Shared Voting Power, Jenson Services, Inc. and Duane S. Jenson: 2,480,500 shares; Sole Dispositive Power, Duane S. Jenson:2,480,500 shares; Shared Dispositive Power, Jenson Services, Inc. and Duane S. Jenson : 2,480,500 shares.

         (c) None.

         (d) None, not applicable.

         (e) None, not applicable.

Item 6.  None.

Item 7.  Not applicable.

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this information set forth in this statement is true, complete and correct.

                                            JENSON SERVICES. INC.


Dated: 2/17/00                              /S/DUANE JENSON
                                            Duane S. Jenson
                                            President, Jenson Services, Inc.


 Dated:2/17/00                              /S/DUANE JENSON
                                            Duane S. Jenson